EXHIBIT 99.1

TRI-VALLEY CORPORATION

RESERVE ESTIMATION AND ECONOMIC

EVALUATION

EXECUTIVE SUMMARY

OXNARD, CALIFORNIA, USA

Effective Date: December 31, 2009

March 8, 2010

Tri-Valley Corporation
Suite 600, 4550 California Avenue
Bakersfield, California US 93309

Attention: Mr. Maston Cunningham

RE:  Tri Valley Corporation
Reserve Estimation and Economic Evaluation

At your request and authorization, AJM Petroleum Consultants (“AJM”) has prepared an independent evaluation of the heavy oil assets of Tri-Valley Corporation (“Tri-Valley”) in the Oxnard field, California, effective December 31, 2009.

This report has been prepared solely for the information of your company and for the information and assistance of its independent public accountants in connection with their review of, and report upon, the financial statements of your company. Supporting data documenting the evaluation, along with the information provided by Tri-Valley, are on file in our office. This letter should not be used, circulated, or quoted for any other purpose without the express written consent of the undersigned, except as required by law.

This report documents the results of the evaluation with the following table summarizing the total corporate reserves and value:

Table 1–summary of total corporate reserves and value using constant prices and costs.

As per SEC regulations, the constant price forecast is based on the average of the product prices reported on the first day of the previous 12 months to the report effective date. Likewise, the forecast operating costs and capital expenses are based upon the prior year costs and are not inflated during the life of the economic forecast.

East Tower, Fifth Avenue Place   6th Floor, 425 – 1st Street S.W. Calgary, Alberta, Canada  T2P 3L8
Phone 403.648.3200   fax 403.265.0862   web www.ajmpetroleumconsultants.com

All values presented in this report are in US dollars. Tri-Valley indicates that the Oxnard field represents approximately 31.5 percent of their total proved reserves.

The scope of the evaluation consisted of the independent preparation of proved, proved plus probable and proved plus probable plus possible reserve estimates. During the evaluation we relied upon data provided by Tri-valley regarding their own operation and their plans to develop their acreage. In addition, we utilized data available in the public domain in both the US and Canada to assess the reserves at Oxnard.

The oil and gas reserves calculations and income projections, upon which this report is based, were estimated in accordance with the Canadian Oil and Gas Evaluation Handbook (COGEH) set out by the Society of Petroleum Evaluation Engineers (“SPEE”). The proved, proved plus probable and proved plus probable plus possible reserve estimates prepared by AJM conform to the reserve definitions as set forth in the SEC’s Regulation S-X Part 210.4-10(a) and as clarified in subsequent Commission Staff Accounting Bulletins.

The Evaluation Procedure section included in this report details the reserves definitions, pricing and general procedures used by AJM in its determination of this evaluation. The extent and character of ownership and all factual data supplied by Tri-Valley were accepted as presented (see Representation Letter attached within). A field inspection and environmental/safety assessment of the properties was not made by AJM and the consultant makes no representations and accepts no responsibilities in this regard.

This report contains forward looking statements including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include, but are not limited to, the underlying risks of the oil and gas industry: i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors. Any changes in regulations in the State of California, regarding drilling, production, recovery, sale and/or marketing of hydrocarbons in general, or heavy oil in particular, would have a significant effect on the reserves and values assessed for this property. Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.

East Tower, Fifth Avenue Place   6th Floor, 425 – 1st Street S.W. Calgary, Alberta, Canada  T2P 3L8
Phone 403.648.3200   fax 403.265.0862   web www.ajmpetroleumconsultants.com

No value has been assigned in this evaluation for non-reserve lands. Corporate general and administrative expenses and financing costs are not deducted.

We are independent with respect to the company as provided in the standards pertaining to the estimating and auditing of oil and gas reserves information included in COGEH and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (“APEGGA”). AJM Petroleum Consultants is pleased to present its independent reserves evaluation report for Tri-Valley Corporation, effective December 31, 2009 without reservation.

Yours truly,

AJM Petroleum Consultants

Original signed by: “Robin G. Bertram”

Robin Bertram, P. Eng. Vice President Engineering

East Tower, Fifth Avenue Place   6th Floor, 425 – 1st Street S.W. Calgary, Alberta, Canada  T2P 3L8
Phone 403.648.3200   fax 403.265.0862   web www.ajmpetroleumconsultants.com

TABLE 1
TRI-VALLEY CORPORATION
RESERVE ESTIMATION AND ECONOMIC EVALUATION
OXNARD, CALIFORNIA, USA
AJM PETROLEUM CONSULTANTS

Marketable Reserves Gross Production		Proved Developed Producing	Total Proved	Total Proved + Probable	Total Proved+ Probable Possible
Light & Medium Oil	Mstb	0	0	0	0
Heavy Oil	Mstb	302	1,228	2,189	7,839
Natural Gas Sales	MMcf	0	0	0	0
Natural Gas Liquids	Mstb	0	0	0	0
Sulphur	Mlt	0	0	0	0

Net After Royalty

Light & Medium Oil	Mstb	0	0	0	0
Heavy Oil	Mstb	240	973	1,733	6,197
Natural Gas Sales	MMcf	0	0	0	0
Natural Gas Liquids	Mstb	0	0	0	0
Sulphur	Mlt	0	0	0	0

AJM PETROLEUM CONSULTANTS December 31, 2009
Present Value Before Income Tax (M$) Undiscounted		8,455	26,951	50,637	210,000
Discounted at 8.0%		6,198	17,724	33,238	102,552
Discounted at 10.0%		5,782	16,084	30,131	87,199
Discounted at 15.0%		4,920	12,773	23,843	59,687

East Tower, Fifth Avenue Place   6th Floor, 425 – 1st Street S.W. Calgary, Alberta, Canada  T2P 3L8
Phone 403.648.3200   fax 403.265.0862   web www.ajmpetroleumconsultants.com